

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2024

Christian Schmid
Chief Executive Officer
SCHMID Group N.V.
Robert-Bosch-Str. 32-36,
72250 Freudenstadt, Germany

> **Re: SCHMID Group N.V.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed August 2, 2024**
> **File No. 333-280095**

Dear Christian Schmid:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 24, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1

Summary of Prospectus, page 7

1. We note your response to prior comment 2 and reissue in part. Please revise the prospectus summary to disclose your "controlled company" status, your controlling shareholders, and the voting power percentage of your controlling shareholders.

The Offering, page 14

2. We note your response to prior comment 1, which indicates that 87,565 shares have now been issued to Appleby as a set-off of legal fees due and the remaining shares to two Korean investors have been removed from the registration statement since the shares have not been issued and it is unclear whether they will be issued to these two investors. Please continue to update your disclosure to be consistent with the issuance of the 87,565 ordinary shares and non-issuance of the other 35,000 ordinary shares. For example, it

appears you should update the information in the following sections: The Offering (page 14), Use of Proceeds (page 55), Selling Securityholders (page 116), Shares Eligible for Future Sale (page 141), and Unregistered Sales of Securities (page II-1). These are just examples.

Selling Securityholders, page 118

3.   We note your response to prior comment 10. Please revise to also discuss how Pegasus Digital Mobility Sponsor LLC received its warrants.

Recent Sales of Unregistered Securities, page II-1

4.   Please disclose the date of sale for each unregistered sale of securities. Refer Item 701(a) of Regulation S-K.

Exhibits

5.   Please provide legality opinions that opine on all of the securities being registered. We note that the filed legality opinion does not state to which securities it pertains. The opinion also does not appear to address the legality of the ordinary shares already issued. We further note that there is no opinion regarding whether the warrants in the offering are binding obligations of the registrant under the law of the jurisdiction governing the warrant agreement. Refer to Sections II.B.1.f and II.B.2.h of Staff Legal Bulletin No. 19.

Please contact Lauren Pierce at 202-551-3887 or Kathleen Krebs at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Axel Wittmann, Esq.